14048840

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH. D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence	New York	14031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Cox — (716)580-1601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Co. LLP
(Name – *if individual, state last, first, middle name*)

6400 Sheridan Drive, Suite 230	Williamsville	New York	14221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony R. Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE LYNN WARD
Notary Public - State of New York
NO. 01WA6275111
Qualified in Niagara County
My Commission Expires 1/14/17

Signature

President/CEO

Title

Michelle Lynn Ward

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BONADIO GROUP
CPAs, Consultants & More

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of
December 31, 2013 and 2012
Together with
Independent Auditor's Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2013 AND 2012

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Niagara International Capital Limited:

Report on the Financial Statements

We have audited the accompanying financial statements of Niagara International Capital Limited (a New York S-corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

www.bonadio.com

(Continued)

INDEPENDENT AUDITOR'S REPORT
(Continued)

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Exhibit III is presented for purposes of additional analysis and is also not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Exhibits I, II, and III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information in Exhibits I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Williamsville, New York
February 27, 2014

Bonadio & Co., LLP

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 25,836	$ 8,519
Accounts receivable	61,677	2,095
Accounts receivable - related party	15,004	9,157
Prepaid expenses	21,578	24,077
Employee advances	10,288	19,488
Total current assets	134,383	63,336
OFFICE EQUIPMENT, net	1,590	2,438
OTHER ASSETS:		
Note receivable, net of allowance of $8,314 and $0 at December 31, 2013 and 2012, respectively	924	9,238
Investments, at fair value	25,000	43,244
Raymond James clearing deposit	36,011	30,485
Total other assets	61,935	82,967
	$ 197,908	$ 148,741
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 52,721	$ 7,797
Loans payable to affiliates	16,873	3,847
Total liabilities	69,594	11,644
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	1,332,390	1,139,090
Accumulated deficit	(1,209,076)	(999,760)
Accumulated other comprehensive loss	-	(7,233)
Total shareholders' equity	128,314	137,097
	$ 197,908	$ 148,741

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE:		
Commission income	$ 142,777	$ 75,035
Consulting income	23,332	19,213
Insurance commission income	3,538	17,283
Total revenue	169,647	111,531
OPERATING EXPENSES:		
General and administrative expenses	358,962	351,143
Loss from operations	(189,315)	(239,612)
OTHER INCOME (EXPENSE):		
Interest and dividend income	467	467
Realized loss on investments	(19,935)	(704)
Interest expense	(533)	221
Net loss	(209,316)	(239,628)
Other comprehensive income (loss):		
Reclassification to net loss for losses realized	7,233	-
Unrealized loss on investments	-	(2,300)
Comprehensive loss	$ (202,083)	$ (241,928)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2012	$ 5,000	$ 939,890	$ (760,132)	$ (4,933)	$ 179,825
Capital contributions	-	199,200	-	-	199,200
Net loss	-	-	(239,628)	-	(239,628)
Other comprehensive loss	-	-	-	(2,300)	(2,300)
BALANCE - December 31, 2012	5,000	1,139,090	(999,760)	(7,233)	137,097
Capital contributions	-	193,300	-	-	193,300
Net loss	-	-	(209,316)	-	(209,316)
Other comprehensive income	-	-	-	7,233	7,233
BALANCE - December 31, 2013	$ 5,000	$ 1,332,390	$ (1,209,076)	$ -	$ 128,314

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (209,316)	$ (239,628)
Adjustments to reconcile net loss to		
net cash flow from operating activities:		
Depreciation	848	1,081
Dividends	(4)	(4)
Realized loss on investments	19,935	704
Bad debt expense	8,314	-
Changes in:		
Accounts receivable	(59,582)	-
Accounts receivable - related party	(5,847)	(7,371)
Prepaid expenses	2,499	(8,859)
Accounts payable and accrued expenses	44,924	2,083
Net cash flow from operating activities	(198,229)	(251,994)
CASH FLOW FROM INVESTING ACTIVITIES:		
Employee advances	-	(3,500)
Repayment of employee advances	9,200	25,000
Purchases of investments	(5,542)	(8,696)
Proceeds from the sale of investments	5,542	3,996
Raymond James Money Market Account Withdrawal	20	-
Net cash flow from investing activities	9,220	16,800
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions	193,300	199,200
Borrowings of loans payable to affiliates, net	13,026	3,158
Net cash flow from financing activities	206,326	202,358
NET CHANGE IN CASH AND CASH EQUIVALENTS	17,317	(32,836)
CASH AND CASH EQUIVALENTS - beginning of year	8,519	41,355
CASH AND CASH EQUIVALENTS - end of year	$ 25,836	$ 8,519

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents includes bank demand deposit accounts and money market accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash and cash equivalents.

Accounts Receivable
Accounts receivable at December 31, 2013 and 2012 consists of amounts outstanding from consulting and variable annuity contracts completed during each respective year. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2013 and 2012, the Company considered all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Note Receivable and Employee Advances
Notes receivable and employee advances are stated at unpaid principal balances, less an allowance for losses. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Notes and advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. As of December 31, 2012, management determined that allowance was not necessary however, due to circumstances that arose during 2013, management has determined that an allowance of 90% of the note receivable is necessary as of December 31, 2013. Notes are placed on nonaccrual status when management believes collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

Revenue Recognition
Commission and variable annuity contract income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Repairs and maintenance are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $167 and $1,425 for the years ended December 31, 2013 and 2012, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for a discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

As of December 31, 2013 and 2012, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, New York State and California. The Company is generally no longer subject to U.S. federal and New York State income tax examinations by tax authorities for years before 2010 and California income tax examinations by tax authorities for years before 2009.

Comprehensive Loss
Accounting principles generally accepted in the United States of America require that recognized income, expenses, gains and losses be included in net income. The entire accumulated other comprehensive income balance consists of unrealized gains and losses on investments are reported as a change in the accumulated other comprehensive loss section of the statements of changes in shareholders' equity.

Reclassifications
Certain reclassifications have been made to the prior year information to conform to the current year presentation.

3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $16,873 and $3,847 outstanding at December 31, 2013 and 2012, respectively. The employees of the Company also participate in the retirement plan of one of the related parties. Company contributions to the plan totaled $548 and $510 for the years ended December 31, 2013 and 2012, respectively.

3. RELATED PARTY TRANSACTIONS (Continued)

Accounts receivable - related party at December 31, 2013 and 2012 represents amounts owed from an owner of the Company and a company related through common ownership.

In July 2012, the Company entered into an expense sharing agreement for bookkeeping services from a related party through common ownership. As part of the agreement, the related party will directly pay the shared expenses through the use of their personnel at no cost to the Company.

4. REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals in New York City and California to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commissions and consulting fees under these agreements amount to $33,432 and $10,000 for the years ended December 31, 2013 and 2012, respectively. These fees are included in general and administrative expenses in the accompanying statements of operations. At December 31, 2013 $33,058 of the total was included in accounts payable. There were no amounts outstanding at December 31, 2012.

5. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2013 and 2012. Rent expense for both the years ended December 31, 2013 and 2012 was $12,120.

Beginning October 14, 2011, the Company entered into a lease agreement with an unrelated party for their San Diego office. Monthly payments under this lease were $796 for the initial term of 7 months and $1,250 after that. Rent expense for the years ended December 31, 2013 and 2012 was $2,726 and $11,674, respectively. This lease agreement was terminated as of December 31, 2012, however the Company paid certain moving expenses related to the lease in the beginning of 2013.

The Company leases office equipment from an unrelated party with rentals of $139 per month (plus taxes and insurance) for 60 months through March 2016. Rent expense for the years ended December 31, 2013 and 2012 amounted to $1,382 and $1,216, respectively. Future minimum lease payments under this non-cancellable operating lease are:

2014	$	1,668
2015	$	1,668
2016	$	417

6. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2013	2012
Computers	$ 10,423	$ 10,423
Furniture	1,468	1,468
	11,891	11,891
Less: Accumulated depreciation	(10,301)	(9,453)
	$ 1,590	$ 2,438

7. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 2013 and 2012.

Equity securities - XATA Corporation: Valued based on quoted market prices in active markets.

7. FAIR VALUE MEASUREMENTS (Continued)

Raymond James clearing deposit - Money market funds: Valued under the amortized cost method of valuation pursuant to Rule 2a-7 under the 1940 Act provided that certain conditions are met, including that the fund's Board of Trustees continues to believe that the amortized cost valuation method fairly reflects the market based net asset value per share of the fund. This involves valuing a security at its cost initially and thereafter assuming a constant amortization to maturity of any discounts or premium, regardless of the impact of fluctuating interest rates on the market value of the security. This method may result in periods during which value, as determined by amortized cost, is higher or lower than the price the fund would receive if it sold the security. The market value of securities in the fund can be expected to vary inversely with changes in prevailing interest rates.

The fund does not have any unfunded commitments, nor any significant restrictions on redemptions other than the following. Certain securities held by the fund may be subject to legal or contractual restrictions on resale or are illiquid. Restricted securities generally may be resold in transactions exempt from registration. An illiquid security is a security which cannot be disposed of promptly (within seven days) and in the usual course of business at approximately its fair value and includes, but is not limited to, repurchase agreements maturing in excess of seven days, time deposits with a withdrawal penalty, non-negotiable instruments and instruments for which no market exists. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at the current valuation may be difficult and could adversely affect the net assets of the fund.

In the normal course of business, the fund enters into contracts that contain a variety of representations which provide general indemnifications. The fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risk of loss to be remote. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

Private equity investment - Javo Beverage Co.(Javo): Valued based on the value of comparable transactions and holdings established by the entity.

Private equity investment - Cava Capital (formerly Emerge VC): Valued based on the profit of the fund.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Money market funds	$ -	$ 36,011	$ -	$ 36,011
Private equity investments	-	-	25,000	25,000
	$ -	$ 36,011	$ 25,000	$ 61,011

7. FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 1,933	$ -	$ -	$ 1,933
Money market funds	-	30,485	-	30,485
Private equity investments	-	-	41,311	41,311
	$ 1,933	$ 30,485	$ 41,311	$ 73,729

There were no transfers in or out of the any of the Levels described above during the years ended December 31, 2013 or 2012. Transfers are recognized at the end of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2013 and 2012.

	Private Equity Investments
Balance - January 1, 2012	$ 41,311
Changes	-
Balance - December 31, 2012	41,311
Realized loss included in earnings	(16,311)
Balance - December 31, 2013	$ 25,000

For the year ended December 31, 2013, there was a $16,311 realized loss included in earnings for the private equity investment in Javo. There were no unrealized gains or loss for the period included in earnings. For the year ended December 31, 2012, there were no unrealized or realized gains or losses for the period included in earnings for private equity investments held at the end of the reporting period.

All assets have been valued using a market approach, except for Level 3 assets. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, management determines the fair value measurement valuation policies and procedures. Annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. There were no changes in the valuations techniques during the current year.

7. FAIR VALUE MEASUREMENTS (Continued)

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/13	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[b]	N/A

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/12	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Javo	$ 16,311	Discounted cash flow	Long-term growth rate[a]	3%
			Risk-free rate of return[a]	2% - 3%
			Equity and small stock risk premium[c]	6% - 7%
			Company specific risk premium[c]	10%
			Borrowing rate[a]	5.25%
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[b]	N/A

The significant unobservable inputs used in the fair value measurement of the Company's private equity investment in Javo are long-term growth rate, risk-free rate of return, equity and small stock risk premium, company specific risk premium and the borrowing rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. A 3% change in either direction in the assumptions for company specific risk premium, long-term sustainable growth and borrowing rate, which are estimated by management would not have a significant effect on the fair value measurement analysis performed by management.

[a] Represents rates used when the Company has determined that market participants would use such multiples when pricing the investments.

[b] The Company's investment in this private equity fund is derived based on the profits of the fund (the "carry"). Since there has been no carry yet in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

[c] Represents amounts used when the Company has determined that market participants would take into account these premiums and discounts when pricing the investments.

8. INVESTMENTS

Cost and fair value of investments at December 31, 2013 and 2012, are as follows:

	December 31, 2013				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Money market funds	$ 33,855	$ 2,156	$ -	$ -	$ 36,011
Private equity investment Cava Capital	25,000	-	-	-	25,000
	$ 58,855	$ 2,156	$ -	$ -	$ 61,011

	December 31, 2012				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities – Xata	$ 9,166	$ -	$ -	$ 7,233	$ 1,933
Money market funds	28,333	2,152	-	-	30,485
Private equity investment Javo	16,311	-	-	-	16,311
Private equity investment Cava Capital	25,000	-	-	-	25,000
	$ 78,810	$ 2,152	$ -	$ 7,233	$ 73,729

Net unrealized losses for the years ended December 31, 2013 and 2012 have been included in other comprehensive income. Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. At December 31, 2013, management determined that the decline in value of the Javo investment was other-than-temporary and a loss was realized on the investment. Management determined that no declines were deemed to be other-than-temporary at December 31, 2012.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (FASB ASC 825-10), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. There were no changes in methods or assumptions during the year. The financial instruments are categorized into the three levels of the fair value hierarchy as further described in Note 7.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash and cash equivalents, accounts receivable, accounts receivable – related party, employee advances, accounts payable and accrued expenses and loans payable to affiliates: These financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. These instruments are classified as level 2 in the fair value hierarchy.

Note receivable: The carrying amount of the note approximates fair value because it bears interest at a rate that approximates the current market rate for notes with similar maturities and credit quality. The note is classified as level 2 in the fair value hierarchy.

Investments and Raymond James clearing deposit: Investments are carried at fair value as further discussed in Note 7. Fair value levels are also further discussed in Note 7.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2013 and 2012, are as follows:

	2013		2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 25,836	$ 25,836	$ 8,519	$ 8,519
Accounts receivable	61,677	61,677	2,095	2,095
Accounts receivable – related party	15,004	15,004	9,157	9,157
Employee advances	10,288	10,288	19,488	19,488
Note receivable	9,238	924	9,238	9,238
Investments	25,000	25,000	46,011	43,244
Raymond James clearing deposit	33,855	36,011	28,333	30,485
Accounts payable and accrued expenses	52,721	52,721	7,797	7,797
Loans payable to affiliates	16,873	16,873	3,847	3,847

10. RAYMOND JAMES CLEARING DEPOSIT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2013 and 2012 consisted of an investment in a money market fund which is discussed in Note 7 and Note 8.

11. EMPLOYEE ADVANCES

The Company has made advances to employees in the aggregate amount of $63,500. These advances are due on demand and are accruing interest at the applicable federal rate. During 2013, there were repayments of $9,200 and no additional advances. During 2012, there were repayments of $25,000 and an additional advance of $3,500.

12. NOTE RECEIVABLE

The note receivable is for consulting services performed in relation to Javo Beverage Company ("Javo", an unrelated party). The promissory note is dated May 13, 2011 with a principal amount of $9,238, which is to be paid in full on May 14, 2014. Interest only payments of 5% are paid on the note until the maturity date. The Company received $463 of interest income on the note during both 2013 and 2012.

During 2013, the Company received communication from Javo indicating that they have recorded significant losses since they reorganized after filing for Chapter 11 bankruptcy in 2011 and their independent accounts were issuing a going concern opinion on their financial statements for the year ended December 31, 2013. Further, they have significant senior debt outstanding and the promissory note held by the Company is subordinate to that debt. Javo plans to negotiate a 10% payment in order to satisfy the promissory note. Based on these facts, management determined it appropriate to record a 90% allowance on the note receivable balance at December 31, 2013.

13. REALIZED LOSS ON INVESTMENTS

The Company has determined based upon analysis of the investment in Javo using a discounted cash flow considering forcasted after-tax cash flow to invested capital, review of management projections and other relevant information that the investment has incurred an other than temporary impairment. Based on the above facts and circumstances, the estimated fair market value should be $0. Therefore, the Company recognized an other than temporary impairment loss of $16,311 in 2013. As a result of the impairment charge, the Javo investment has been adjusted to zero. Refer to additional discussion within Note 12. There was no previously recorded unrealized activity on the investment.

During 2010 the Company received 3,333 shares of XATA Corporation valued at $9,166. Total unrealized losses of $7,233 were recorded to other comprehensive loss for the investment. During 2013, the Company sold the shares for $5,542, resulting in a realized loss of $3,624. As of December 31, 2013, the Company reclassified the unrealized losses into the components of net loss on the statements of operations.

The Company received an additional 3,333 shares of XATA Corporation valued at $4,700 during 2012. The 3,333 shares acquired during 2012 were subsequently sold (in the same year) for $3,996, resulting in a realized loss of $704.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013 and 2012, the Company had net capital of $33,966 and $28,393, respectively, which exceeded minimum net capital requirements by $28,966 and $23,393, respectively.

15. SUPPLEMENTAL CASH FLOW

	2013	2012
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 533	$ -

16. SUBSEQUENT EVENT

Effective February 10, 2014, the Company signed a Management and Shared Services Agreement with Cappello Group, Inc. whereby the individuals in the group will become registered representatives of the Company. As compensation for the agreement, the Company will receive a monthly fee of $8,000 for the first three months and $7,000 per month for each following month.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2013

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2013:

TOTAL ASSETS		$ 197,908
Less: Total liabilities		69,594
NET WORTH		128,314
Less: Non-allowable assets		(93,628)
TENTATIVE NET CAPITAL		34,686
Less: Undue concentration		-
Less: Haircuts		(720)
NET CAPITAL		33,966
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 4,640	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 28,966

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 26,116
Audit adjustments (net)	7,850
Final net capital	$ 33,966

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

Exhibit III

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Salaries and commissions	$ 170,935	$ 151,441
Outside services	30,133	35,562
Licensing fees	29,101	19,721
Consulting fees	25,231	20,022
Accounting fees	22,625	18,575
Insurance	20,224	24,222
Rent	14,846	23,794
Utilities	8,399	12,150
Bad debt expense	8,314	-
Financial operations officer fees	7,200	7,200
Printing and reproduction	4,821	4,321
Travel	2,898	8,597
Continuing education	2,240	3,107
Postage and delivery	1,896	2,602
Office expense	1,717	2,081
Equipment rent	1,382	1,216
Repairs and maintenance	1,372	972
Membership and filing fees	1,259	1,754
Bank charges	1,153	984
Legal fees	1,125	(120)
State taxes	850	1,100
Depreciation	848	1,081
Advertising	167	1,425
Meals and entertainment	128	4,054
Charitable contributions	100	5,230
Miscellaneous	(2)	52
	$ 358,962	$ 351,143

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

www.bonadio.com

(Continued)

ALBANY • BATAVIA • BUFFALO • EAST AURORA • GENEVA • NYC • PERRY • ROCHESTER • RUTLAND, VT • SYRACUSE • UTICA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williamsville, New York
February 27, 2014

Bonadio & Co., LLP